EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

[redacted]

08002525

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. OS.131/2008

April 17, 2008

SEC
Mail Processing
Section
APR 17 2008
Washington, DC
101

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

Yours sincerely,

[signature]

Apr 17, 08

dlw 5/14

MW

ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA.029/2008

17 April 2008

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statement

Enclosed herewith, please find copies of the unreviewed financial statements for the first quarter ended 31 March 2008 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

Summary statement of assets and liabilities [1/]

As of 31 March 2008

Assets	Baht	Liabilities	Baht
Cash	18,449,387,918.08	Deposits	876,532,321,275.11
Interbank and money market items	96,038,846,581.25	Interbank and money market items	15,955,069,594.61
Securities purchased under resale agreements	-	Liabilities payable on demand	7,656,516,405.31
Investment in securities, net	139,991,053,298.60	Securities sold under repurchase agreements	-
(with obligations Baht 3,599,762,878.79)		Borrowings	55,638,069,626.99
Credit advances (net of allowance for doubtful accounts)	771,625,126,973.51	Bank's liabilities under acceptance	949,507,154.66
Accrued interest receivables	1,210,826,991.30	Other liabilities	37,585,087,506.96
Properties foreclosed	11,353,833,660.72	Total Liabilities	994,316,571,563.64
Customers' liabilities under acceptance	949,507,154.66		
Premises and equipment, net	24,270,863,989.86	Shareholders' equity	
Other assets	35,787,345,741.38	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	58,925,381,072.38
		Other reserves and profit and loss account	22,502,237,743.34
		Total shareholders' equity	105,360,220,745.72
Total Assets	1,099,676,792,309.36	Total Liabilities and Shareholders' equity	1,099,676,792,309.36
Customers' liabilities under unmatured bills	5,851,181,989.97	Bank's liabilities under unmatured bills	5,851,181,989.97
Total	1,105,527,974,299.33	Total	1,105,527,974,299.33

	Baht
Non-Performing Loans [2/] (net) as of 31 March 2008 (Quarterly)	18,818,507,730.07
(2.17% of total loans after allowance for doubtful accounts of Non – Performing Loans)	
Required provisioning for loan loss as of 31 March 2008 (Quarterly)	22,709,316,941.60
Actual allowance for doubtful accounts	25,565,981,918.62
Loan to related parties	29,148,221,180.65
Loans to related asset management companies	1,955,000,000.00
Loans to related parties due to debt restructuring	812,996,350.51
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	112,694,894,305.63
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	1,690,342,731.13
Letter of credit	26,718,526,995.75

[1/] This summary statement has not been reviewed or audited by Certified Public Accountant

[2/] Non – Performing Loans (gross) as of 31 March 2008 (Quarterly)	36,426,858,737.09
(4.11% of total loans before allowance for doubtful accounts)	

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2008	31 December 2007	Change	30 September 2007	31 March 2008	31 December 2007	Change	30 September 2007
ASSETS								
Cash	18,455,813	18,050,910	404,903	17,205,011	18,449,388	18,050,395	398,993	17,204,482
Interbank and money market items								
Domestic items								
Interest bearing	89,693,029	23,955,521	[illegible]	13,898,400	89,755,086	23,839,948	65,915,138	13,945,634
Non-interest bearing	2,622,556	2,068,509	554,047	956,886	2,602,315	2,141,353	460,962	1,047,899
Foreign items								
Interest bearing	3,172,894	31,758,253	[illegible]	106,616,661	3,172,894	31,758,253	[illegible]	106,616,661
Non-interest bearing	508,551	941,653	[illegible]	441,642	508,551	941,653	[illegible]	441,642
Total interbank and money market items-net	95,997,030	58,723,906	[illegible]	121,913,589	96,038,846	58,681,207	[illegible]	122,051,836
Securities purchased under resale agreements	-	10,700,000	(10,700,000)	-	-	10,700,000	(10,700,000)	-
Investments								
Current investments-net	96,183,665	55,074,216	41,109,449	67,663,065	96,062,108	54,873,147	[illegible]	67,462,135
Long-term investments-net	34,638,953	39,862,884	(5,223,931)	35,646,870	34,566,768	39,569,807	(5,003,039)	35,144,056
Investment in subsidiaries & associated companies-net	155,492	588,881	[illegible]	589,373	9,362,177	9,357,459	4,718	9,257,459
Total investments-net	130,978,110	95,525,981	[illegible]	103,899,308	139,991,053	103,800,413	[illegible]	111,863,650
Loans and accrued interest receivables								
Loans	799,896,157	762,504,957	37,391,200	729,564,632	797,154,438	761,304,679	35,849,759	726,333,191
Accrued interest receivables	1,239,341	1,263,007	[illegible]	1,711,395	1,210,827	1,246,447	[illegible]	1,553,904
Total loans and accrued interest receivables	801,135,498	763,767,964	[illegible]	731,276,027	798,365,265	762,551,126	[illegible]	727,887,095
Less Allowance for doubtful accounts	(25,613,794)	(24,217,165)	(1,396,629)	(31,459,184)	(24,152,252)	(22,616,460)	[illegible]	(27,671,236)
Less Revaluation allowance for debt restructuring	(1,378,335)	(1,634,566)	[illegible]	(2,014,135)	(1,377,059)	(1,630,309)	[illegible]	(2,008,645)
Total loans and accrued interest receivables-net	774,143,373	737,916,233	36,227,140	697,802,708	772,835,954	738,304,357	34,531,597	698,207,214
Properties foreclosed-net	15,191,067	15,365,479	[illegible]	15,338,871	11,353,834	11,252,507	[illegible]	11,103,211
Customers' liability under acceptance	949,507	1,461,617	[illegible]	1,562,707	949,507	1,461,617	[illegible]	1,562,707
Premises and equipment-net	24,743,887	24,533,967	209,920	23,990,236	24,270,864	23,982,110	[illegible]	23,467,661
Intangible assets-net	7,352,904	6,818,581	[illegible]	6,309,205	6,047,300	5,610,639	[illegible]	5,067,473
Derivative revaluation	22,631,644	10,639,678	11,991,966	10,548,984	22,631,644	10,639,678	11,991,966	10,548,984
Other assets-net	9,079,275	14,781,396	[illegible]	8,724,158	7,108,402	11,666,418	[illegible]	6,787,396
Total Assets	1,099,522,610	994,517,778	[illegible]	1,007,294,777	1,099,676,792	994,149,341	[illegible]	1,007,864,614

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2008	31 December 2007	Change	30 September 2007	31 March 2008	31 December 2007	Change	30 September 2007
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	866,762,926	774,692,310	92,070,616	798,517,967	867,682,293	775,278,057	92,404,236	799,398,491
Deposits in foreign currencies	8,850,028	9,129,598	(279,570)	8,192,676	8,850,028	9,129,598	(279,570)	8,192,676
Total deposits	875,612,954	783,821,908	91,791,046	806,710,643	876,532,321	784,407,655	92,124,666	807,591,167
Interbank and money market items								
Domestic items								
Interest bearing	10,833,593	11,290,505	(456,912)	13,838,711	11,031,054	11,423,509	(392,455)	14,115,546
Non-interest bearing	2,671,885	2,611,442	60,443	1,747,703	2,653,560	2,614,103	39,457	1,751,448
Foreign items								
Interest bearing	2,122,877	92,832	2,030,045	205,287	2,122,877	92,832	2,030,045	205,287
Non-interest bearing	147,579	190,268	(42,689)	154,979	147,579	190,268	(42,689)	154,979
Total interbank and money market items	15,775,934	14,185,047	1,590,887	15,946,680	15,955,070	14,320,712	1,634,358	16,227,260
Liability payable on demand	7,656,579	11,116,765	(3,460,186)	7,430,384	7,656,517	11,116,765	(3,460,249)	7,430,384
Borrowings								
Short-term borrowings	36,972,512	39,074,887	(2,102,375)	33,819,972	36,884,498	38,678,338	(1,793,840)	33,649,808
Long-term borrowings	18,753,571	19,024,904	(271,333)	19,207,442	18,753,571	19,024,904	(271,332)	19,207,442
Total borrowings	55,726,083	58,099,791	(2,373,708)	53,027,414	55,638,069	57,703,242	(2,065,172)	52,857,250
Bank's liability under acceptance	949,507	1,461,617	(512,110)	1,562,707	949,507	1,461,617	(512,110)	1,562,707
Derivative revaluation	17,205,023	6,593,620	10,611,403	8,147,472	17,205,023	6,593,620	10,611,403	8,147,472
Other liabilities	21,204,132	19,243,695	1,960,437	17,692,909	20,380,064	18,410,592	1,969,472	17,048,452
Total Liabilities	994,130,212	894,522,443	99,607,769	910,518,209	994,316,571	894,014,203	100,302,368	910,864,692

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2008	31 December 2007	Change	30 September 2007	31 March 2008	31 December 2007	Change	30 September 2007
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,393,260,193 ordinary shares, Baht 10 par value	23,932,602				23,932,602			
2,388,202,317 ordinary shares, Baht 10 par value		23,882,023	50,579			23,882,023	50,579	
2,387,969,313 ordinary shares, Baht 10 par value				23,879,693				23,879,693
Premium on ordinary shares	18,103,110	18,012,979	90,131	18,008,826	18,103,110	18,012,979	90,131	18,008,826
Appraisal surplus on asset revaluation	9,708,212	9,741,701	(33,489)	9,775,454	9,708,212	9,741,701	(33,489)	9,775,454
Revaluation surplus on investments	1,415,275	568,261	847,014	994,753	1,413,847	567,324	846,523	993,966
Retained earning								
Appropriated								
Legal reserve	2,920,461	2,920,000	461	2,160,000	2,920,000	2,920,000	-	2,160,000
Unappropriated	49,312,690	44,870,321	4,442,369	41,957,794	49,282,450	45,011,111	4,271,339	42,181,983
	105,392,350	99,995,285	5,397,065	96,776,520	105,360,221	100,135,138	5,225,083	96,999,922
Minority interests	48	50	(2)	48	-	-	-	-
Total Shareholders' equity	105,392,398	99,995,335	5,397,063	96,776,568	105,360,221	100,135,138	5,225,083	96,999,922
Total Liabilities and Shareholders' equity	1,099,522,610	994,517,778	105,004,832	1,007,294,777	1,099,676,792	994,149,341	105,527,451	1,007,864,614
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	1,690,343	1,142,268	548,075	1,190,357	1,690,343	1,142,268	548,075	1,190,357
Liability under unmatured import bills	5,851,182	5,674,258	176,924	5,489,282	5,851,182	5,674,258	176,924	5,489,282
Letters of credit	26,718,527	20,496,881	6,221,646	17,810,211	26,718,527	20,496,881	6,221,646	17,810,211
Other contingencies	1,932,156,076	1,703,175,812	228,980,264	1,581,762,186	1,931,990,093	1,702,844,825	229,145,268	1,581,555,428

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	Q1/08	Q4/07	Change	Q1/08	Q4/07	Change
Interest and dividend income						
Loans	11,981,352	11,612,522	368,830	12,204,867	11,810,035	394,832
Interbank and money market items	556,431	823,622	(267,191)	555,449	794,049	(238,600)
Financial lease	405,903	378,031	27,872	-	-	-
Investments	974,597	1,067,698	(93,101)	1,043,776	1,291,092	(247,316)
Total interest and dividend income	13,918,283	13,881,873	36,410	13,804,092	13,895,176	(91,084)
Interest expenses						
Deposits	3,131,379	3,230,780	(99,401)	3,131,192	3,201,644	(70,452)
Interbank and money market items	59,414	41,973	17,441	59,951	42,968	16,983
Short-term borrowings	258,552	207,496	51,056	263,466	210,261	53,205
Long-term borrowings	249,302	256,788	[illegible]	249,302	256,728	(7,426)
Total interest expenses	3,698,647	3,737,037	(38,390)	3,703,911	3,711,601	(7,690)
Net income from interest and dividend	10,219,636	10,144,836	74,800	10,100,181	10,183,575	(83,394)
Bad debt and doubtful accounts	1,424,949	1,652,259	(227,310)	1,446,556	1,502,986	(56,430)
Loss on debt restructuring	450,940	153,803	297,137	428,118	130,929	297,189
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	8,343,747	8,338,774	4,973	8,225,507	8,549,660	(324,153)
Non-interest income						
Gain on investments	778,462	20,163	758,299	754,640	20,321	734,319
Share of profit (loss) from investments on equity method	14,171	(10,844)	25,015	-	-	-
Fees and service income						
Acceptance, aval and guarantees	300,621	268,150	32,471	300,621	268,150	32,471
Others	3,588,767	3,442,414	146,353	3,131,166	3,085,593	45,573
Gain on exchange	881,528	758,363	123,165	881,058	758,363	122,695
Other income	264,661	795,120	(530,459)	180,469	372,389	(191,920)
Total non-interest income	5,828,210	5,273,366	554,844	5,247,954	4,504,816	743,138
Non-interest expenses						
Personnel expenses	2,599,998	2,593,395	6,603	2,405,919	2,378,288	27,631
Premises and equipment expenses	1,663,421	1,660,814	2,607	1,665,908	1,643,595	22,313
Taxes and duties	541,512	611,944	(70,432)	529,958	601,403	(71,445)
Fees and service expenses	1,017,918	1,083,228	(65,310)	976,318	1,018,504	(42,186)
Directors' remuneration	14,159	14,140	19	12,659	12,640	19
Contribution to Financial Institutions Development Fund	791,196	766,280	24,916	791,196	766,280	24,916
Other expenses	1,115,829	1,603,059	(487,230)	928,920	1,473,817	(544,897)
Total non-interest expenses	7,744,033	8,332,860	(588,827)	7,310,878	7,894,527	(583,649)
Income before income tax	6,427,924	5,279,280	1,148,644	6,162,583	5,159,949	1,002,634
Income tax expenses	1,989,985	1,650,856	339,129	1,924,732	1,604,574	320,158
Net income before minority interest	4,437,939	3,628,424	809,515	4,237,851	3,555,375	682,476
Income of minority interest	(1)	(1)	-	-	-	-
Net income	4,437,938	3,628,423	809,515	4,237,851	3,555,375	682,476
Basic earnings per share (Baht)	1.85	1.52	0.33	1.77	1.49	0.28
Number of the weighted average number of ordinary shares ('000)	2,392,760	2,388,180	4,580	2,392,760	2,388,180	4,580

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the years ended 31 March 2008 and 2007

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2008	2007	Change	2008	2007	Change
Interest and dividend income						
Loans	11,981,352	11,582,656	398,696	12,204,867	11,710,448	494,419
Interbank and money market items	556,431	1,054,527	(498,096)	555,449	1,059,609	(504,160)
Financial lease	405,903	214,525	191,378	-	-	
Investments	974,597	1,259,611	(285,014)	1,043,776	1,399,441	(355,665)
Total interest and dividend income	13,918,283	14,111,319	(193,036)	13,804,092	14,169,498	(365,406)
Interest expenses						
Deposits	3,131,379	4,803,403	(1,672,024)	3,131,192	4,814,246	(1,683,054)
Interbank and money market items	59,414	62,313	(2,899)	59,951	67,225	(7,274)
Short-term borrowings	258,552	165,882	92,670	263,466	171,205	92,261
Long-term borrowings	249,302	256,287	(6,985)	249,302	256,287	(6,985)
Total interest expenses	3,698,647	5,287,885	(1,589,238)	3,703,911	5,308,963	(1,605,052)
Net income from interest and dividend	10,219,636	8,823,434	1,396,202	10,100,181	8,860,535	1,239,646
Bad debt and doubtful accounts	1,424,949	928,905	496,044	1,446,556	956,869	489,687
Loss on debt restructuring	450,940	76,621	374,319	428,118	68,177	359,941
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	8,343,747	7,817,908	525,839	8,225,507	7,835,489	390,018
Non-interest income						
Gain on investments	778,462	400,396	378,066	754,640	390,835	363,805
Share of profit from investments on equity method	14,171	36,928	(22,757)	-	-	
Fees and service income						
Acceptance, aval and guarantees	300,621	224,691	75,930	300,621	202,635	97,986
Others	3,588,767	2,662,953	925,814	3,131,166	2,428,585	702,581
Gain on exchanges	881,528	609,791	271,737	881,058	609,791	271,267
Other income	264,661	270,352	(5,691)	180,469	181,349	(880)
Total non-interest income	5,828,210	4,205,111	1,623,099	5,247,954	3,813,195	1,434,759
Non-interest expenses						
Personnel expenses	2,599,998	2,114,704	485,294	2,405,919	1,963,860	442,059
Premises and equipment expenses	1,663,421	1,387,076	276,345	1,665,908	1,385,245	280,663
Taxes and duties	541,512	594,904	(53,392)	529,958	581,733	(51,775)
Fees and service expenses	1,017,918	656,389	361,529	976,318	611,720	364,598
Directors' remuneration	14,159	13,872	287	12,659	12,372	287
Contribution to Financial Institutions Development Fund	791,196	754,922	36,274	791,196	754,922	36,274
Other expenses	1,115,829	973,712	142,117	928,920	866,765	62,155
Total non-interest expenses	7,744,033	6,495,579	1,248,454	7,310,878	6,176,617	1,134,261
Income before income tax	6,427,924	5,527,440	900,484	6,162,583	5,472,067	690,516
Income tax expense	1,989,985	1,650,645	339,340	1,924,732	1,617,659	307,073
Net income before minority interest	4,437,939	3,876,795	561,144	4,237,851	3,854,408	383,443
Income of minority interest	(1)	-	(1)	-	-	-
Net income	4,437,938	3,876,795	561,143	4,237,851	3,854,408	383,443
Basic earnings per share (Baht)	1.85	1.62	0.23	1.77	1.62	0.15
Number of the weighted average number of ordinary shares ('000)	2,392,760	2,386,113	6,647	2,392,760	2,386,113	6,647

Data of Consolidated

Million Baht

	31 Mar 08	31 Dec 07
[illegible]	[illegible]	[illegible]
Total Assets	1,099,522	994,518
[illegible]	[illegible]	[illegible]
NPL (net)	2.40%	2.29%
[illegible]	[illegible]	[illegible]
Total Capital funds ratio	14.07%	14.62%
[illegible]	[illegible]	[illegible]
ROA	1.70%	1.45%
[illegible]	[illegible]	[illegible]

Interest Rate	31 Mar 08	31 Dec 07
[illegible]	[illegible]	[illegible]
MOR	7.10%	7.10%
[illegible]	[illegible]	[illegible]
Saving	0.75%	0.75%
[illegible]	[illegible]	[illegible]
Fixed 6 months	2.00%	2.00%
[illegible]	[illegible]	[illegible]
Fixed 24 months	2.50%	2.50%
[illegible]	[illegible]	[illegible]

NPL (net) : Non performing loan net (Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q1/08	Q4/07	Change
Total interest and dividend income	13,918	13,882	36
Total interest expenses	3,698	3,737	(39)
Net income from interest and dividend	10,220	10,145	75
Bad debt and doubtful accounts	1,425	1,652	(227)
Loss on debt restructuring	451	154	297
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	8,344	8,339	5
Total non-interest income	5,828	5,273	555
Total non-interest expenses	7,744	8,333	(589)
Income before income tax	6,428	5,279	1,149
Income tax expenses	1,990	1,651	339
Net income	4,438	3,628	810

In the first quarter of 2008, the Bank and its subsidiaries recorded net operating income amounting to Baht 4,438 Million, up from the preceding quarter by Baht 810 Million or 22.33%. The items having significant changes are as follows:

- **Total interest and dividend income, up by Baht 36 Million or 0.26%** over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q1/08	Q4/07	Change
Loans	11,981	11,612	369
Interbank and money market items	556	824	(268)
Financial lease	406	378	28
Investments	975	1,068	(93)
Total	13,918	13,882	36

- Interest income from loans up by Baht 369 Million or 3.18% as a result of loan growth in trade finance and commercial loan.
- Interest income from interbank and money market items down by Baht 268 Million or 32.52% due mainly to volatilities in the offshore money markets, thus resulting in a drop in interest income in this quarter.

☐ Bad debt and doubtful accounts

Million Baht

Bad debt and doubtful accounts	Q1/08	Q4/07	Change
The Bank-only			
>> addition in this quarter	1,874	1,634	240
>> compensate for loss on debt restructuring	(428)	(131)	(297)
Subsidiaries			
>> Increase (decrease) in this quarter	(21)	149	(170)
Total	1,425	1,652	(227)

☐ **Non-interest income, up from the preceding quarter by Baht 555 Million or 10.53% The items having significant changes are as follows:**

Million Baht

Non-interest income	Q1/08	Q4/07	Change
Gain on investments	778	20	758
Share of profit from investments on equity method	[illegible]	(11)	25
Fees and service income	3,890	3,711	179
Gain on exchange	[illegible]	758	123
Other income	[illegible]	795	(530)
Total	5,828	5,273	555

- Gain on investments, up from the preceding quarter by Baht 758 Million or 3,790%, due to the bank has gain from selling equity securities.
- Other income of Baht 265 Million is at a normal level. However, the decrease of Baht 530 Million or 66.67% from proceeding quarter is due mainly to the gain on sale of NPL by phethai – AMC last quarter.

- The results of operation of the bank's subsidiaries and associates.

Million Baht

Profit	Q1/08	Q4/07
Phethai – AMC	31	203
Other subsidiaries and associates	219	128
Total	250	331

☐ **Total non-interest expenses,** down from the preceding quarter by Baht 589 million or 7.07% due mainly to higher promotion and public relation expenses in the preceeding quarter.

Million Baht

Non-interest expenses	Q1/08	Q4/07	Change
Personnel expenses	2,600	2,594	6
Premises and equipment expenses	1,663	1,661	2
Taxes and duties	542	612	(70)
Fee and service expenses	1,018	1,083	(65)
Directors' remuneration	14	14	-
Contributions to FIDF	[illegible]	766	25
Other expenses	[illegible]	1,603	(487)
Total	7,744	8,333	(589)

Consolidated Balance Sheets

Million Baht

	31 Mar 08	31 Dec 07	Change
Total Assets	1,099,522	994,518	105,004
Total Liabilities	[illegible]	894,523	99,607
Total Shareholders' equity	105,392	99,995	5,397

>> Assets

Million Baht

	31 Mar 08	31 Dec 07	Change
Total Assets	1,099,522	994,518	105,004
■ Interbank and money market items	95,997	58,724	37,273
■ Securities purchased under resale agreements	-	10,700	(10,700)
■ Investments-net	130,978	95,526	35,452
- Debt securities	[illegible]	91,333	36,014
- Equity securities	[illegible]	4,193	(562)
■ Loans and accrued interest receivables-net	774,143	737,916	36,227

The items of **Total Assets** having significant changes are as follows:

- ❑ **Interbank and money market items on assets, up by** Baht 37,273 Million or 63.47%, **Investments in the bond repurchase market with the Bank of Thailand,** down by Baht 10,700 Million or 100% **Investments-net,** up by Baht 35,452 Million or 37.11%. The rising liquidity came from higher volume of deposits, in which Bank managed them through investments in e-Bilateral Repo market, replacing the BOT Repo market, which was closed on February 13, 2008 and through investment in high-yield bonds. These investment strategies are parts of the Bank's liquidity management.

- ❑ **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	31 Mar 08	31 Dec 07	Change
Loans	[illegible]	762,505	37,391
• Restructured loans	[illegible]	52,330	517
-Performing Restructured loans	37,074	38,446	(1,372)
-Non- performing Restructured loans [1]	15,773	13,884	1,889
• Non- restructured loans	[illegible]	710,175	36,874
Interest receivables	1,239	1,263	(24)
Total loans and interest receivables	801,135	763,768	37,367
Less Allowance for doubtful accounts	(25,614)	(24,217)	(1,397)
Revaluation allowance for debt Restructuring	(1,378)	(1,635)	257
Total loans and interest receivables-net	774,143	737,916	36,227

- Loans increased by Baht 37,391 Million, or 4.90%, mainly due to loans, net of payments, of Baht 38,131 Million, loan write-off of Baht 740 Million. The increase in loan came from growth in loans for trade finance and commercial loan.

[1] as part of NPL

- **Classified Loans**

Million Baht

	Consolidated							
	31 Mar 2008				31 Dec 2007			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	739,171	332,343	1	[illegible]	716,504	330,160	1	3,302
Special mention	21,031	5,609	2	112	11,025	3,802	2	85
Sub standard	8,646	3,622	100	3,622	5,419	2,505	100	2,505
Doubtful	11,210	5,408	100	5,408	11,282	5,863	100	5,863
Doubtful of loss	19,995	8,604	100	8,604	18,477	8,906	100	8,906
Total	800,053	356,586		23,079	762,707	351,236		20,661
Revaluation allowance for debt restructuring				1,378				1,635
Total				23,457				22,296
Allowance established in excess of BOT regulations for NPLs and Normal loans				3,635				3,556
Kasikorn Securities Public Co., Ltd.	1,082			-	1,061			-
Total	801,135			[illegible]	763,768			25,852

Million Baht

	The Bank							
	31 Mar 2008				31 Dec 2007			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	742,241	357,630	1	[illegible]	721,058	355,265	1	3,553
Special mention	19,521	5,540	2	111	9,417	3,708	2	74
Sub standard	8,342	3,609	100	3,609	5,187	2,477	100	2,477
Doubtful	11,069	5,372	100	5,372	11,221	5,847	100	5,847
Doubtful of loss	17,192	8,627	100	8,627	15,668	7,813	100	7,813
Total	798,365	380,778		21,295	762,551	375,110		19,764
Revaluation allowance for debt restructuring				1,377				1,630
Total				22,672				21,394
Allowance established in excess of BOT regulations for NPLs and Normal loans				[illegible]				2,852
Total				[illegible]				24,246

>> **Liabilities and Shareholders' equity**

Million Baht

	31 Mar 08	31 Dec 07	Change
Total Liabilites	994,130	894,523	99,607
▪ Deposits	875,613	783,822	91,791
▪ Short-term borrowings	36,973	39,075	(2,102)
Shareholders' equity	105,392	99,995	5,397

The items of **Total Liabilities and shareholders' equity** having significant changes are as follows:

- **Deposits**, up by Baht 91,791 Million or 11.71% due to increases in special 3 and 4 months fixed deposits to provide greater alternatives for the general public and saving deposits.

Million Baht

Type of deposits	31 Mar 08	31 Dec 07	Change
Current	47,631	42,485	5,146
Saving	435,780	391,863	43,917
Fixed 3 – 5 months	266,918	212,739	54,179
Fixed 6 – 11 months	58,976	66,040	(7,064)
Fixed 12 months and upward	66,308	70,695	(4,387)
Total	875,613	783,822	91,791

- **Shareholders' equity**, up by Baht 5,397 Million or 5.40% as a result of operating income in amount of Baht 4,438 Million in this quarter.

>> **Capital Funds**

Million Baht

	31 Mar 08	31 Dec 07	Change
Tier 1*	82,858	82,717	141
Tier 2	29,800	29,816	(16)
Total Tier*	112,658	112,533	125
Risk weighted assets	800,572	769,952	30,620
Tier 1 capital ratio*	10.35%	10.74%	(0.39)
Total capital ratio*	14.07%	14.62%	(0.55)

* excluding net profit of each period.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	31 Mar 08	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07	31 Mar 08	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07
Investments										
Debt Instruments	[illegible]	91,333	99,233	87,670	105,261	[illegible]	91,153	99,054	87,355	105,048
* Government and state enterprise securities										
>> Trading investments	[illegible]	1,823	11,007	11,118	18,642	[illegible]	1,823	11,007	11,118	18,642
>> Available-for-sale investments	[illegible]	59,673	49,371	32,390	45,156	[illegible]	59,673	49,371	32,390	45,156
>> Held-to-maturity investments	7,706	7,998	8,025	8,301	10,407	7,706	7,818	7,846	7,986	10,094
* Private enterprise debt instruments										
>> Trading investments	999	1,339	1,021	923	925	999	1,339	1,021	923	925
>> Available-for-sale investments	976	966	639	627	842	876	966	639	627	842
>> Held-to-maturity investments	[illegible]	911	911	931	931	[illegible]	911	911	931	931
* Foreign debt instruments										
>> Available-for-sale investments	[illegible]	16,833	26,374	31,135	25,481	[illegible]	16,833	26,374	31,135	25,481
>> Held-to-maturity investments	[illegible]	1,790	1,885	2,245	2,977	[illegible]	1,790	1,885	2,245	2,977
Equity Securities	[illegible]	4,193	4,666	4,633	4,580	[illegible]	12,647	12,810	12,765	13,096
>> Trading investments	[illegible]	335	288	251	257	[illegible]	335	288	251	257
>> Available-for-sale investments	[illegible]	859	976	918	708	[illegible]	838	955	897	687
>> General investments	[illegible]	2,410	2,813	2,950	3,074	[illegible]	2,117	2,310	2,360	2,411
>>Investment in subsidiaries & associated companies	[illegible]	589	589	514	541	[illegible]	9,357	9,257	9,257	9,741
Total investment-net	[illegible]	95,526	103,899	92,303	109,941	[illegible]	103,800	111,864	100,120	118,144
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	[illegible]	5,198	1,325	1,122	1,001	[illegible]	2,222	1,094	1,038	387
Restructured loans	[illegible]	52,330	61,123	60,563	60,312	[illegible]	50,435	55,824	54,403	53,779
Non- performing loans net (NPL net)	[illegible]	17,600	24,007	24,427	25,692	[illegible]	15,776	20,517	20,816	21,998
Total loans used for NPL net ratio calculation	[illegible]	768,317	719,750	681,276	663,196	[illegible]	769,419	720,602	681,744	663,724
NPL net to total loans(%)	[illegible]	2.29	3.34	3.59	3.87	[illegible]	2.05	2.85	3.05	3.31
Non-performing loans gross (NPL gross)	[illegible]	34,980	47,071	47,281	49,048	[illegible]	31,915	40,269	39,802	41,351
Total loans used for NPL gross ratio calculation	[illegible]	785,697	742,814	704,130	686,553	[illegible]	785,557	740,355	700,790	683,077
NPL gross to total loans (%)	[illegible]	4.45	6.34	6.71	7.14	4.11	4.06	5.44	5.69	6.05
Classified loans										
>> Pass	[illegible]	716,504	673,477	647,716	627,777	[illegible]	721,058	678,701	652,551	633,047
>> Special mention	[illegible]	11,025	9,424	9,167	8,972	[illegible]	9,417	8,565	8,432	7,946
>> Sub standard	[illegible]	5,419	7,292	7,662	9,180	[illegible]	5,187	7,154	7,597	9,134
>> Doubtful	[illegible]	11,282	11,348	10,628	9,929	[illegible]	11,221	11,304	10,594	9,895
>> Doubtful of loss	[illegible]	18,477	28,962	29,581	30,558	[illegible]	15,668	22,163	22,060	22,743
Total	[illegible]	762,707	730,503	704,754	686,436	[illegible]	763,551	727,837	701,234	682,763
Kasikorn Securities Public Co., Ltd.	[illegible]	1,061	773	439	447	[illegible]	-	-	-	-
Total	[illegible]	763,768	731,276	705,193	686,875	[illegible]	763,551	727,837	701,234	682,763
Allowance for doubtful accounts	[illegible]	25,852	33,473	33,370	33,272	[illegible]	24,246	29,680	29,000	28,618
Allowance as required by BOT	[illegible]	22,396	27,431	26,586	27,391	[illegible]	21,394	24,717	23,338	23,821
Allowance to allowance as required by BOT(%)	[illegible]	115.95	122.00	125.52	121.92	[illegible]	113.34	120.08	124.26	120.10
Properties foreclosed-net										
Properties foreclosed	[illegible]	17,343	17,452	17,453	18,101	[illegible]	12,720	12,686	12,741	13,121
Less Allowances for impairment	[illegible]	(1,978)	(2,093)	(2,081)	(2,161)	(1,518)	(1,467)	(1,583)	(1,600)	(1,695)
Properties foreclosed-net	[illegible]	15,365	15,359	15,372	15,940	[illegible]	11,253	11,103	11,141	11,426
Deposits										
>> Current	[illegible]	42,485	46,328	39,872	48,640	[illegible]	42,727	46,493	40,013	48,809
>> Saving	[illegible]	391,863	372,650	345,769	340,495	[illegible]	392,207	373,363	350,101	340,729
>> Fixed 3 – 5 months	[illegible]	212,739	246,852	196,290	193,217	[illegible]	212,739	246,853	196,290	193,217
>> Fixed 6 – 11 months	[illegible]	66,040	64,080	80,917	103,042	[illegible]	66,040	64,080	80,917	105,462
>> Fixed 12 months and upward	[illegible]	70,695	76,600	91,862	82,023	[illegible]	70,695	76,800	91,862	82,023
Total deposits	[illegible]	783,822	806,711	753,710	769,523	[illegible]	784,403	807,591	759,188	770,340

Investments, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	[illegible] Mar 08	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07	[illegible] Mar 08	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07
Capital funds ratio[1]										
Tier 1 capital ratio	[illegible]	10.74	10.97	10.48	10.25	[illegible]	11.67	11.44	11.62	11.76
Tier 2 capital ratio	[illegible]	3.87	3.85	4.02	4.18	[illegible]	3.87	3.85	4.02	4.19
Total Capital funds ratio	14.07	14.62	14.82	14.50	14.43	[illegible]	15.54	15.29	15.64	15.95

(1) Calculated from the financial statements of the Bank and included the risk assets of the Bank's subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

Financial Highlights – Consolidated financial statements

As of or for the quarter ended		31 Mar 08	31 Dec 07	%Change	30 Sep 07	30 Jun 07	31 Mar 07
Common share information:							
Per share (Baht)	- basic earnings	[illegible]	1.52	22.37	1.43	1.71	1.62
	- book value	[illegible]	41.87	5.18	40.53	39.69	39.32
Share price [1] (Baht)	- high	93.00	91.50	1.64	88.50	75.00	68.00
	- low	75.50	78.00	(3.21)	68.50	63.50	51.50
	- closing	[illegible]	87.00	3.45	81.00	74.00	65.00
Common shares outstanding	- average basic (thousand share)	2,392,760	2,388,180	0.19	2,387,931	2,387,502	2,386,113
	- end of quarter (thousand share)	[illegible]	2,388,202	0.21	2,387,969	2,387,612	2,386,603
Market capitalization (Million Baht)		[illegible]	207,774	3.67	193,425	176,683	155,130
Value measures:							
Price to book value ratio (PBV)		[illegible]	2.03	(1.92)	2.00	1.86	1.65
Operating results (Million Baht)							
Interest and dividend income		[illegible]	13,883	0.26	13,663	13,861	14,111
Interest expenses		3,698	3,737	(1.04)	4,265	4,795	5,258
Net income from interest and dividends		10,020	10,145	0.74	9,398	9,066	8,823
Bad debt and doubtful accounts [2]		1,876	1,806	3.88	1,754	1,372	1,005
Non-interest income		[illegible]	5,273	10.53	4,653	4,765	4,205
Non-interest expenses		[illegible]	8,333	(7.07)	7,146	7,054	6,495
Total income [3]		[illegible]	15,418	4.09	14,051	13,831	13,028
Net income		[illegible]	3,628	22.33	3,412	4,088	3,877
Operating measures:							
Net interest margin [7]		[illegible]	4.30%	(0.12)	4.03%	4.03%	3.97%
Efficiency ratio		[illegible]	54.05%	(5.79)	50.86%	51.00%	49.85%
Return on average assets (ROA) [4]		1.70%	1.45%	0.25	1.39%	1.72%	1.65%
Return on average equity (ROE) [4]		[illegible]	14.75%	2.54	14.25%	17.34%	17.03%
Number of employees		12,464	12,320	1.17	11,831	11,587	11,322
Balance sheet information (Million Baht)							
Loans		[illegible]	762,505	4.90	729,565	703,419	685,056
Allowance for doubtful accounts [2]		[illegible]	25,852	4.41	33,473	33,370	33,272
Non-performing loans net (NPL net)		[illegible]	17,600	18.77	24,007	24,427	25,692
Non-performing loans (NPL gross)		[illegible]	34,980	13.32	47,071	47,281	49,048
Total assets		[illegible]	994,518	10.56	1,007,295	962,632	941,927
Deposits		[illegible]	783,822	11.71	806,711	758,710	769,523
Total liabilities		994,130	894,523	11.14	910,518	867,857	848,081
Shareholders' equity [5]		[illegible]	99,995	5.40	96,777	94,775	93,846
Average assets		1,042,021	1,000,907	4.61	984,964	952,280	938,718
Average earning assets [7]		[illegible]	942,904	3.77	933,244	900,046	885,370
Average shareholders' equity [6]		102,694	98,386	4.38	95,776	94,311	91,042
Risk weighted assets		800,572	769,952	3.98	753,759	721,893	703,190
Balance sheet quality measures:							
Loans to deposits ratio		91.35%	97.28%	(5.93)	90.44%	92.05%	88.56%
Shareholders' equity to risk weighted assets		13.16%	12.99%	0.17	12.84%	13.13%	13.35%
Return on risk weighted assets [4]		2.22%	1.88%	0.34	1.81%	2.27%	2.21%
Tier 1 capital ratio		10.35%	10.74%	(0.39)	10.97%	10.48%	10.25%
Total capital ratio		14.07%	14.62%	(0.55)	14.22%	14.50%	14.43%
NPL net to loans [8]		2.40%	2.29%	0.11	3.34%	3.59%	3.87%
NPL gross to loans [9]		[illegible]	4.45%	0.01	6.34%	6.71%	7.14%
Total allowance to loans		[illegible]	3.39%	(0.02)	4.59%	4.74%	4.86%
Total allowance to NPL gross		68.09%	73.91%	(5.82)	71.11%	70.58%	67.84%
NPL gross after allowance (Million Baht)		[illegible]	9,128	38.57	13,598	13,911	15,776

Financial Highlights – Consolidated financial statements (continued)

1) local board / high-low share prices during the quarter

2) Including loss on debt restructuring

3) Total income = Net income from interest and dividend + Non-interest income

4) Annualized

5) Including revaluation allowance for debt restructuring

6) Excluding minority interest

7) Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

8) Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

9) Loans used in calculation are loans to general customers and loans to financial institutions

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and its subsidiaries, are as follows:

	% Shareholding (Directly and Indirectly)				
	[illegible]	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	100.00	100.00
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00	100.00	-	-
K-SME Venture Capital Co., Ltd.	100.00	100.00	-	-	-
Progress Gunpai Co., Ltd.	100.00	-	-	-	-
Progress Plus Co., Ltd.	100.00	-	-	-	-
Progress Facilities Management Co., Ltd.	100.00	-	-	-	-
Progress Management Co., Ltd.	100.00	-	-	-	-
Progress Software Co., Ltd.	100.00	-	-	-	-
Progress Storage Co., Ltd.	100.00	-	-	-	-
Progress Service Support Co., Ltd.	100.00	-	-	-	-
Progress Service Co., Ltd.	100.00	-	-	-	-
Progress HR Co., Ltd.	100.00	-	-	-	-
Progress Appraisal Co., Ltd.	100.00	-	-	-	-
Progress Collection Co., Ltd.	100.00	-	-	-	-

In compliance with the Bank of Thailand's Notification on Consolidated Supervision Criteria, the Bank has prepared Consolidated Financial Statements by including all subsidiary companies, without any significant impacts on the Bank's financial standing.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

ธนาคารกสิกรไทย
KASIKORNBANK

Summary Statement of Assets and Liabilities [1/]

As at 31 March 2008

Assets	Baht
Cash	18,449,387,918.08
Interbank and money market items	96,038,846,581.25
Securities purchased under resale agreements	-
Investments in securities, net	139,991,053,298.60
(with obligations 3,599,702,878.79 Baht)	
Credit advances (net of allowance for doubtful accounts)	771,625,126,973.51
Accrued interest receivables	1,210,626,991.30
Properties foreclosed	11,353,833,860.72
Customers' liabilities under acceptances	949,507,154.66
Premises and equipment, net	24,270,803,989.80
Other assets	35,787,345,741.38
Total Assets	1,099,676,792,309.36
Customers' liabilities under unmatured bills	5,851,181,989.97
Total	1,105,527,974,299.33

Liabilities	Baht
Deposits	876,632,321,275.11
Interbank and money market items	15,955,069,594.61
Liabilities payable on demand	7,650,516,405.31
Securities sold under repurchase agreements	-
Borrowings	55,638,069,626.99
Bank's liabilities under acceptances	949,507,154.66
Other liabilities	37,585,087,506.96
Total liabilities	994,316,571,563.04
Shareholders'equity	
Paid-up share capital	
(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
Reserves and net profit after appropriation	58,925,381,072.38
Other reserves and profit and loss account	22,502,237,743.34
Total shareholders' equity	105,360,220,745.72
Total Liabilities and Shareholders' Equity	1,099,676,792,309.36
Bank's liabilities under unmatured bills	5,851,181,989.97
Total	1,105,527,974,299.33

	Baht
Non-Performing Loans 2/(net) as at 31 March 2008 (Quarterly)	16,616,507,730.07
(2.17% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 March 2008 (Quarterly)	22,709,316,941.60
Actual allowace for doubtful accounts	25,565,981,918.62
Loans to related parties	29,146,221,180.65
Loans to related asset management companies	1,955,000,000.00
Loans to related parties due to debt restructuring	612,990,350.51
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	112,694,694,305.09
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,690,342,731.13
Letters of credit	26,716,520,995.75

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 March 2008 (Quarterly) 36,426,959,737.09

(4.11% of total loans before allowance for doubtful accounts)

END